EXHIBIT 99.1

FreeSeas Schedules Financial Results and Conference Call for Its 2009 Second Quarter and Six Months Ended June 30, 2009

FreeSeas Inc. (Nasdaq:FREE) (Nasdaq:FREEW) (Nasdaq:FREEZ) ("FreeSeas" or "the Company"), a provider of seaborne transportation for drybulk cargoes, announced today that it will release financial results for its second quarter ended June 30, 2009 prior to the opening of the stock market on Tuesday, August 18, 2009. The Company will then discuss these results in a conference call later that morning at 11:00 a.m. ET.

Conference Call Details

 The dial-in numbers are:
 (866) 861-6730 (U.S.)
 (702) 696-4678 (INTERNATIONAL)

Slide Presentation and Webcast

The conference call will also be broadcast live via the "Investor Relations" section of FreeSeas's website at www.freeseas.gr. The Company will also have an accompanying slide presentation available in PDF format 30 minutes prior to the conference call. Once at the "Investor Relations" section, interested parties should click on "Conference Calls," or go directly to:

http://investor.shareholder.com/media/eventdetail.cfm?mediaid=38066&c=FREE&mediakey=BB12D7F9B0C8BFCCCA077B87BA05C57A&e=0.

The webcast will be archived and accessible for approximately 30 days if you are unable to listen to the live call. To listen to the live call, please go to the website at least 15 minutes early to register, download and install any necessary audio software. If you are unable to participate in the live call, the conference call will be archived and can be accessed for approximately 90 days.

About FreeSeas Inc.

FreeSeas Inc. is a Marshall Islands corporation with principal offices in Piraeus, Greece. FreeSeas is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers. Currently, it has a fleet of seven Handysize vessels and two Handymax vessels. FreeSeas' common stock and warrants trade on the NASDAQ Global Market under the symbols FREE, FREEW and FREEZ, respectively. Risks and uncertainties are described in reports filed by FreeSeas Inc. with the U.S. Securities and Exchange Commission, which can be obtained free of charge on the SEC's website at http://www.sec.gov. For more information about FreeSeas Inc., please visit the corporate website, www.freeseas.gr.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy, including expected vessel acquisitions. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

CONTACT:  FreeSeas Inc.
          Ion Varouxakis, Chief Executive Officer
          011-30-210-45-28-770
          Fax: 011-30-210-429-10-10
          info@freeseas.gr
          www.freeseas.gr
          89 Akti Miaouli Street
          185 38 Piraeus, Greece

          The Equity Group Inc.
          Investor Relations Counsel
          Adam Prior, Vice President
          212-836-9606
          aprior@equityny.com
          www.theequitygroup.com